Subject to Completion

Preliminary Pricing Supplement dated October 9, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(2) Registration No. 333-132911

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Conditional Participation Notes

Linked to the S&P 500® Index

due November    , 2009

(the “Notes”)

$10.00 principal amount per unit

The Notes:

•

The Notes are designed for investors who seek 100% principal protection on their investment at maturity and who want 1-to-1 upside exposure to increases in the level of the S&P 500 Index (index symbol “SPX”) (the “Index”) from the starting value of the Index, determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”), to the ending value of the Index, determined on a calculation day shortly before the maturity date, provided that the ending value of the Index does not exceed a specified level of the Index (the “Threshold Level”). If the ending value of the Index exceeds the Threshold Level, the Notes will pay a fixed return of $0.30 per unit (or 3% of the principal amount per unit).

•

The “Threshold Level” will be a level between 17% and 21% above the starting value of the Index. The actual Threshold Level will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

•	100% principal protection on the maturity date.

•	There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•

We have applied to have the Notes listed on NYSE Arca under the trading symbol “SXC”. If approval of this application is granted, the Notes will be listed on NYSE Arca at the time of such approval. We make no representations, however, that the Notes will be listed, or, if listed, will remain listed for the entire term of the Notes.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No. .

•	The settlement date for the Notes is expected to be November , 2008.*

Payment on the maturity date:

•

The amount you receive on the maturity date per unit will be based on the direction of and percentage change in the closing level of the Index from the Pricing Date to a calculation day shortly before the maturity date.

•	On the maturity date, you will receive the $10 principal amount per unit plus a conditional supplemental payment. If the closing level of the Index on such calculation day :

•	is greater than the starting value of the Index and less than or equal to the Threshold Level, the conditional supplemental payment will equal $10 multiplied by the percentage change of the Index.

•	is greater than the Threshold Level, the conditional supplemental payment will equal $0.30 per unit.

•	is equal to or less than the starting value of the Index, the conditional supplemental payment will equal zero.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-8 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

	Per Unit	Total
Public offering price (1)	$10.000	$
Underwriting discount (1)	$0.125	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.875	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.975 and $0.100 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

* Depending on the Pricing Date, which may be in October or November 2008, the settlement date may occur in October or November 2008 and the maturity date may occur in October or November 2009. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

The date of this pricing supplement is October    , 2008.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
RECENT DEVELOPMENTS	PS-10
DESCRIPTION OF THE NOTES	PS-11
THE INDEX	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-22
ERISA CONSIDERATIONS	PS-27
USE OF PROCEEDS AND HEDGING	PS-27
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-28
EXPERTS	PS-28
INDEX OF CERTAIN DEFINED TERMS	PS-29

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Principal Protected Conditional Participation Notes Linked to the S&P 500® Index due November     , 2009 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the S&P 500® Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in November 2009. Depending on the Pricing Date, which may occur in October or November 2008, the settlement date may occur in October or November 2008 and the maturity date may occur in October or November 2009. Any reference in this pricing supplement to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

We cannot redeem the Notes at an earlier date. We will not make any payment on the Notes until the maturity date.

Each unit will represent a single Note with a $10.00 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”), and is intended to provide an indication of the pattern of common stock price movement in the United States. The value of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of September 30, 2008, 420 companies, or 84.0% of the market capitalization of the Index, traded on the New York Stock Exchange (“NYSE”); 79 companies, or 16.0% of the market capitalization of the Index traded on The Nasdaq Stock Market (“Nasdaq”); and no companies traded on the American Stock Exchange (“AMEX”). Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. For more information on the Index, please see the section entitled “The Index” in this pricing supplement.

An investment in the Notes does not entitle you to any dividends, voting rights, or any other ownership interest in the stocks of the companies included in the Index.

How has the Index performed historically?

We have included a graph showing the historical month-end closing levels of the Index from January 2003 through September 2008 in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future. In deciding whether to invest in the Notes, you should have a view as to the direction of, and percentage change in the Index level.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” you will be entitled to receive on the maturity date will equal the $10.00 principal amount per unit plus the “Conditional Supplemental Payment”, if any.

Conditional Supplemental Payment

If the Ending Value is greater than the Starting Value and equal to or less than the Threshold Level, the Conditional Supplemental Payment will equal:

$10 ×	(	Ending Value – Starting Value	)
Starting Value

If the Ending Value is greater than the Threshold Level, the Conditional Supplemental Payment will equal $0.30 (the “Threshold Payment”).

If the Ending Value is less than or equal to the Starting Value, the Conditional Supplemental Payment will be zero.

In no case will the Conditional Supplemental Payment be less than zero.

The “Threshold Level” will represent a level between 17% and 21% above the Starting Value. The actual Threshold Level will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Starting Value” will equal the closing level of the Index on the Pricing Date. The actual Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will be the closing level of the Index on the Valuation Date.

The “Valuation Date” will be the fifth scheduled Index Business Day prior to the maturity date of the Note, subject to a Market Disruption Event (as described herein). The actual Valuation Date will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to receive the Conditional Supplemental Payment per unit, if any.

Examples

Set forth below are four examples of Redemption Amount calculations per $10.00 principal amount per unit of the Notes, reflecting the $0.30 per unit Threshold Payment and assuming (1) a hypothetical Starting Value of 1,056.89, the closing level of the Index on October 6, 2008; and (2) a hypothetical Threshold Level equal to 1,257.70 or 19% above the hypothetical Starting Value (the midpoint of the expected range of 17% to 21% above the Starting Value)

Example 1—The hypothetical Ending Value of the Index is 5% below the hypothetical Starting Value:

Hypothetical Starting Value: 1,056.89

Hypothetical Ending Value: 1,004.05

Hypothetical Threshold Level: 1,257.70

Conditional Supplemental Payment = $0.00

(Conditional Supplemental
Redemption Amount (per unit) = $10.00 + $0.00 = $10.00	Payment cannot be less than zero)

Example 2—The hypothetical Ending Value of the Index is 2% above the hypothetical Starting Value and therefore below the hypothetical Threshold Level:

Hypothetical Starting Value: 1,056.89
Hypothetical Ending Value: 1,078.03
Hypothetical Threshold Level: 1,257.70

Conditional Supplemental Payment = $10 ×	(1,078.03 – 1,056.89)	= $0.20
1,056.89
Redemption Amount (per unit) = $10.00 + $0.20 = $10.20

Example 3—The hypothetical Ending Value of the Index is 12% above the hypothetical Starting Value and therefore below the hypothetical Threshold Level:

Hypothetical Starting Value: 1,056.89
Hypothetical Ending Value: 1,183.72
Hypothetical Threshold Level: 1,257.70

Conditional Supplemental Payment = $10 ×	(1,183.72 – 1,056.89)	= $1.20
1,056.89
Redemption Amount (per unit) = $10.00 + $1.20 = $11.20

Example 4—The hypothetical Ending Value of the Index is 25% above the hypothetical Starting Value and therefore above the hypothetical Threshold Level:

Hypothetical Starting Value: 1,056.89

Hypothetical Ending Value: 1,321.11

Hypothetical Threshold Level: 1,257.70

Conditional Supplemental Payment = $0.30 (the Threshold Payment)

Redemption Amount (per unit) = $10.00 + $0.30 = $10.30

What about taxes?

The following discussion applies if the Notes, at the time of issuance, have a maturity of one year or less (“Short Term Notes”).

If you use the cash method of accounting for United States federal income tax purposes, the amount payable at maturity with respect to a Short-Term Note in excess of the principal amount thereof, if any, should generally be includible in income as ordinary interest on the date the amount payable at maturity is received by you.

If you report income for United States federal income tax purposes under the accrual method, you generally should be required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made by you to accrue the original issue discount under a constant yield method (based on daily compounding). For further information, see “United States Federal Income Taxation” in this pricing supplement.

The following discussion applies if the Notes, at the time of issuance, have a maturity of more than one year (“Long-Term Notes”).

Each year, you will be required to pay taxes on ordinary income from the Long-Term Notes over their term based upon an estimated yield for the Long-Term Notes, even though you will not receive any payments from us until the maturity date. We have established this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Long-Term Note. This estimated yield is neither a prediction nor a guarantee of what the actual cash payment on the maturity date will be, or that the actual cash payment on the maturity date will exceed the principal amount per unit of the Long-Term Notes. We have determined that this estimated yield will equal     % per annum, compounded semi-annually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a unit of the Long-Term Notes for $10 and hold the Long-Term Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Long-Term Note each year: $         in 2008 and $         in 2009. However, in 2009 the amount of ordinary income that you will be required to pay taxes on from owning each unit of the Long-Term Notes may be greater or less than $         depending upon the cash payment you receive on the maturity date. Also, if the cash payment on the maturity date is less than $        , you may have a loss which you could deduct against other income you may have in 2009, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes listed on NYSE Arca under the trading symbol “SXC”. If approval of this application is granted, the Notes will be listed on NYSE Arca at the time of such approval. We make no representation however, that the Notes will be listed on NYSE Arca, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on NYSE Arca will not necessarily ensure that a liquid trading market will be available for the Notes. The Notes are not intended to be short-term trading instruments, and investors should be prepared to hold their Notes until maturity.

You should review the section entitled “Risk Factors—In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, the volatility and prevailing level of the Index, and the perceived creditworthiness of the issuer. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive less, and potentially substantially less, than the principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there have been no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction may be lower than the principal amount of the Notes. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

You should review the section entitled “Risk Factors— In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining the Starting Value, the Ending Value and calculating the Conditional Supplemental Payment, if any (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

You will only earn a return on the Notes if the Ending Value exceeds the Starting Value. The Ending Value is determined on a Valuation Date shortly before the maturity date of the Notes. If the Ending Value does not exceed the Starting Value on the Valuation Date, the Conditional Supplemental Payment will be $0 and your investment will yield no return. This will be true even if the level of the Index was above the Starting Value at some time during the term of the Notes, but not on the Valuation Date.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the Index or in the components of the Index, and these views may be communicated to clients of our affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to the Index may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Index or the components of the Index from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

Your return on the Notes is limited

The Notes offer 1-to-1 upside exposure to increases in the level of the Index from the Starting Value to the Ending Value, but only if the Ending Value does not exceed the Threshold Level. The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes will be limited because in no event will the return exceed a Conditional Supplemental Payment of $1.70 to $2.10 per unit (or 17% to 21% of the principal amount per unit) regardless of any percentage increase in the level of the Index above the Threshold Level. As such, in deciding whether to invest in the Notes, you should have a view as to the direction of and percentage change in the Index level, and anticipate that the closing level of the Index will be above the Starting Value and equal to or below the Threshold Level on the Valuation Date.

If the Ending Value exceeds the Threshold Level, the Notes will pay a fixed return equal to the Threshold Payment of $0.30 per unit (or 3% of the principal amount per unit). If the Ending Value is equal to or less than the Starting Value, you will receive no Conditional Supplemental Payment and hence, no return on the Notes.

Your return will not reflect the return on a direct investment in the stocks included in the Index and you will not have the right to receive cash dividends or exercise ownership rights with respect to the common stocks included in the Index

You will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks included in the Index and your return will not reflect the return you would realize if you actually owned the component stocks included in the Index and received the dividends paid on those stocks. This is because the Calculation Agent will calculate the amount payable to you on the maturity date only by reference to the level of the Index.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

We have applied to have the Notes listed on NYSE Arca under the trading symbol “SXC”. If approval of this application is granted, the Notes will be listed on NYSE Arca at the time of such approval. We make no representation, however, that the Notes will be listed on NYSE Arca, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on NYSE Arca does not necessarily ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Index.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction may be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Standard & Poor’s may adjust the Index in a way that affects its level, and Standard & Poor’s has no obligation to consider your interests

Standard & Poor’s is responsible for calculating and maintaining the Index. Standard & Poor’s can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, Standard & Poor’s may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. Standard & Poor’s has no obligation to consider your interests in calculating or revising the Index.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value and the Threshold Level. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value but not the Threshold Level, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined. In addition, because the return on your Notes will not exceed 17% to 21%, we do not expect that the Notes will trade in the secondary market above such levels.

Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

Changes in dividend yields on the stocks included in the Index are expected to affect the trading value of the Notes. If dividend yields on the stocks included in the Index change, the trading value of the Notes may be adversely affected.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as whether the closing level of the Index exceeds the Starting Value and is equal to or lower than the Threshold Level on the Valuation Date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the level of the Index in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks included in the Index. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the level of the Index and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining the Starting Value, the Ending Value and calculating the Conditional Supplemental Payment, if any. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index” and “Description of the Notes—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Conditional Supplemental Payment, if any, due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

RECENT DEVELOPMENTS

On September 15, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 shares of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America and is subject to customary closing conditions, including standard regulatory approvals. The transaction is expected to close in the first quarter of 2009.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York Mellon has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on November     , 2009. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                 .

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10.00 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund. The Notes are 100% principal protected on the maturity date.

Payment on the Maturity Date

On the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to the Redemption Amount, per unit.

Determination of the Redemption Amount

The “Redemption Amount” to which you will be entitled to receive on the maturity date will equal the $10.00 principal amount per unit plus the “Conditional Supplemental Payment”, per unit, if any.

Conditional Supplemental Payment

(a) If the Ending Value is greater than the Starting Value and equal to or less than the Threshold Level, the Conditional Supplemental Payment will equal:

$10 ×	(	Ending Value – Starting Value	)	.
Starting Value

(b) If the Ending Value is greater than the Threshold Level, the Conditional Supplemental Payment will equal $0.30 (the “Threshold Payment”).

(c) If the Ending Value is less than or equal to the Starting Value, the Conditional Supplemental Payment will be zero.

In no case will the Conditional Supplemental Payment be less than zero.

The “Threshold Level” will be a level between 17% and 21% above the Starting Value. The actual Threshold Level will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Starting Value” will equal the closing level of the Index on the Pricing Date. The actual Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will be the closing level of the Index on the Valuation Date.

The “Valuation Date” will be the fifth scheduled Index Business Day prior to the maturity date of the Note. The actual Valuation Date will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes. If a Market Disruption Event (as defined below) occurs or is continuing on that date, then the closing level of the Index on the Valuation Date will equal the closing level of the Index on the next scheduled Index Business Day prior to the maturity date on which a Market Disruption Event has not occurred or is not continuing. If a Market Disruption Event occurs or is continuing on the second scheduled Index Business Day preceding the maturity date, then the closing level of the Index will be determined by the Calculation Agent (or, if not determinable, estimated by the Calculation Agent) in a manner which is considered commercially reasonable under the circumstances.

An “Index Business Day” means a day on which the NYSE, the AMEX and the Nasdaq (or any successor to the foregoing exchanges) are open for trading and the Index or any successor index is calculated and published.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the stocks included in the Index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the stocks included in the Index as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clauses (A) and (B) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will be considered “material”.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Payout Profile

The graph below reflects the hypothetical returns on the Notes, including the Threshold Payment equal to $0.30 per unit, and assuming a Threshold Level of 19% above the Starting Value, the midpoint of the range of 17% and 21%. The blue line reflects the hypothetical returns on the Notes, while the gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Threshold Level and the term of your investment.

Hypothetical Payments at Maturity

The following table illustrates, for a hypothetical Starting Value of 1,056.89 (the closing level of the Index on October 6, 2008) and a range of hypothetical Ending Values:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	a Threshold Payment of $0.30 per Note;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.81% per annum, as more fully described below.

The table below assumes a hypothetical Threshold Level of 1,257.70 (19% above the hypothetical Starting Value, the midpoint of the expected range of 17% to 21% above the Starting Value).

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
792.67	–25.0%	$10.00	0.00%	0.00%	–24.16%
845.51	–20.0%	$10.00	0.00%	0.00%	–18.44%
898.36	–15.0%	$10.00	0.00%	0.00%	–12.89%
951.20	–10.0%	$10.00	0.00%	0.00%	–7.50%
1,004.05	–5.0%	$10.00	0.00%	0.00%	–2.26%
1,056.89 (3)	0.0%	$10.00 (5)	0.00%	0.00%	2.86%
1,078.03	2.00%	$10.20	2.00%	1.99%	4.87%
1,099.17	4.00%	$10.40	4.00%	3.96%	6.86%
1,120.30	6.00%	$10.60	6.00%	5.91%	8.84%
1,141.44	8.00%	$10.80	8.00%	7.85%	10.79%
1,162.58	10.00%	$11.00	10.00%	9.76%	12.73%
1,183.72	12.00%	$11.20	12.00%	11.66%	14.65%
1,204.85	14.00%	$11.40	14.00%	13.54%	16.56%
1,225.99	16.00%	$11.60	16.00%	15.41%	18.45%
1,247.13	18.00%	$11.80	18.00%	17.26%	20.32%
1,257.70 (4)	19.00%	$11.90 (6)	19.00%	18.17%	21.25%
1,268.27	20.00%	$10.30 (7)	3.00%	2.98%	22.18%
1,289.41	22.00%	$10.30	3.00%	2.98%	24.02%
1,310.54	24.00%	$10.30	3.00%	2.98%	25.85%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from October 13, 2008 to October 13, 2009, a term expected to be similar to that of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the Index from the hypothetical Starting Value to the applicable hypothetical Ending Value;
(b)	a constant dividend yield of 2.81% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and
(c)	no transaction fees or expenses.
(3)	This is the hypothetical Starting Value, the closing level of the Index on October 6, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(4)	This is the hypothetical Threshold Level, 19% above the hypothetical Starting Value (the midpoint of the expected range of 17% to 21%). The actual Threshold Level will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(5)	The amount you receive on the maturity date will not be less than $10.00 per unit.
(6)	The amount you receive on the maturity date will not be greater than $11.90 per unit for the assumed hypothetical Threshold Level of 19% above the Starting Value.
(7)	This is the Redemption Amount reflecting a Conditional Supplemental Payment equal to the Threshold Payment per unit of $0.30.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Threshold Level and the term of your investment.

Adjustments to the Index

If at any time Standard & Poor’s makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred. In the event the Calculation Agent makes any such adjustment to the Index, any determination as to the Ending Value of the Index will be based on this closing level.

Discontinuance of the Index

If Standard & Poor’s discontinues publication of the Index and Standard & Poor’s or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by Standard & Poor’s or any other entity for the Index. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Standard & Poor’s discontinues publication of the Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on the Valuation Date,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists. In such event, any determination as to the Ending Value will be based on this closing level.

If Standard & Poor’s discontinues publication of the Index before the Valuation Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the level that would be used in determining the Redemption Amount as described in the preceding paragraph as if that day were the Valuation Date. In such event, any determination as to the Ending Value will be based on this closing level. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the AMEX and the Nasdaq (or any successor to the foregoing exchanges) are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit, will be equal to the Redemption Amount, per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of September 30, 2008, 420 companies or 84.0% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange; 79 companies or 16.0% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and no companies traded on the American Stock Exchange. As of September 30, 2008, the aggregate market value of the companies included in the S&P 500 Index represented approximately 75% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index, with the approximate percentage of the market capitalization of the S&P 500 Index included in each group as of September 30, 2008 indicated in parentheses: Consumer Discretionary (8.5%); Consumer Staples (12.2%); Energy (13.4%); Financials (15.8%); Health Care (13.1%); Industrials (11.1%); Information Technology (16.0%); Materials (3.4%); Telecommunication Services (3.0%) and Utilities (3.6%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index is maintained by the S&P Index Committee, a team of Standard & Poor’s economists and index analysts, who meet on a regular basis. The goal of the S&P Index Committee is to ensure that the S&P 500 Index remains a leading indicator of U.S. equities, reflecting the risk and return characteristics of the broader large market capitalization segment of the market on an on-going basis. The S&P Index Committee also monitors constituent liquidity to ensure efficient portfolio trading while keeping index turnover to a minimum.

The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500 Index: 1) Consumer Discretionary; 2) Consumer Staples; 3) Energy; 4) Financials; 5) Health Care; 6) Industrials; 7) Information Technology; 8) Materials; 9) Telecommunication Services; and 10) Utilities.

Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above. Relevant criteria for index additions include:

•	U.S. Company. Determining factors include location of the company’s operations, its corporate structure, its accounting standards and its exchange listings;

•	Market Capitalization. Companies with market capitalization in excess of US$5 billion. This minimum is reviewed from time to time to ensure consistency with market conditions;

•	Public Float. There must be public float of at least 50%;

•

Financial Viability. Companies should have four consecutive quarters of positive as-reported earnings, where as-reported earnings are defined as GAAP Net Income excluding discontinued operations and extraordinary items;

•

Adequate Liquidity and Reasonable Price. The ratio of annual dollar value traded to market capitalization for the company should be 0.30 or greater. Very low stock prices can affect a stock’s liquidity;

•

Sector Representation. Companies’ industry classifications contribute to the maintenance of a sector balance that is in line with the sector composition of the universe of eligible companies with market capitalization in excess of US$5 billion; and

•

Company Type. Constituents must be operating companies. Closed-end funds, holding companies, partnerships, investment vehicles and royalty trusts are not eligible. Real Estate Investment Trusts (REITs) and business development companies (BDCs) are eligible for inclusion.

Continued index membership is not necessarily subject to these guidelines. The S&P Index Committee aims to minimize unnecessary turnover in index membership and each removal is determined on a case-by-case basis. Relevant criteria for index removals include:

•	Companies that substantially violate one or more of the criteria for index inclusion; and

•	Companies involved in merger, acquisition, or significant restructuring such that they no longer meet the inclusion criteria.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

While Standard & Poor’s currently employs the following methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the amount an investor receives on the maturity date of the Notes.

Historically, the market value of any underlying stocks included in the S&P 500 Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, Standard & Poor’s began shifting the S&P 500 Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500 Index to full float adjustment on September 16, 2005. Standard & Poor’s criteria for selecting stocks for the S&P 500 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e., its market value).

The goal of float adjustment is to distinguish strategic shareholders, whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company, from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects. Shareholders concerned with control of a company include board members, founders and owners of large blocks of stock. Likewise, holdings of stock in one corporation by another corporation are normally for control, not investment, purposes. Normally government holdings are not investments made because a stock is expected to appreciate or the government entity is managing its excess funds through equity investments.

Share owners acting as investors will consider changes in the stock’s price, earnings or the company’s operations as possible reasons to buy or sell the stock. They hold the stock because they expect it to appreciate in value and believe the stock offers better risk and return opportunities than other investments. Further, a sharp rise or fall in the stock’s price could be a reason to adjust their positions. Mutual funds, pension plans and other institutional investors are usually in this category. The fact that an institutional investor has held a block of shares for several years is not evidence that the block is being held for control, rather than investment, reasons.

Under float adjustment, the share counts used in calculating the S&P 500 Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are presumed to be for control and are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buy-out groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group listed above exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing (x) the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by (y) the total shares outstanding. The float-adjusted index is then calculated by dividing (w) the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by (z) the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the “base period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it serves as a link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index.

S&P 500 Index Maintenance

The S&P Index Committee follows a set of published guidelines for maintaining the index. These guidelines provide the transparency required and fairness needed to enable investors to replicate the index and achieve the same performance as the S&P 500 Index.

In order to ensure that the level of the S&P 500 Index remains an accurate barometer of stock market performance over time, it is necessary to adjust the index divisor in response to any change that alters the total market value of the index while holding stock prices constant. Index maintenance—reflecting changes in shares outstanding, capital actions, addition or deletion of stocks to the S&P 500 Index—should not change the level of the index. If the S&P 500 Index closes at 1,250 and one stock is replaced by another, after the market close, the index should open at 1,250 the next morning if all of the opening prices are the same as the previous day’s closing prices. This is accomplished with an adjustment to the divisor.

Divisor adjustments are made “after the close” meaning that after the close of trading the closing prices are used to calculate the new divisor based on whatever changes are being made. It is, then, possible to provide two complete descriptions of the index—one as it existed at the close of trading and one as it will exist at the next opening of trading. If the same stock prices are used to calculate the index levels for these two descriptions, the index levels will be the same.

For cataloging changes, it is useful to separate changes caused by the management of the index from those stemming from corporate actions of the constituent companies. Among those changes driven by index management are adding or deleting companies, adjusting share counts and changes to IWFs and other factors affecting share counts or stock prices.

Index Management Related Changes. When a company is added to or deleted from the S&P 500 Index, the net change in the market value of the index is calculated and this is used to calculate the new divisor. The market values of stocks being added or deleted are based on the prices, shares outstanding, IWFs and any other share count adjustments. Specifically, if a company being added has a total market cap of US$10 billion, an IWF of 85% and, therefore, a float adjusted market cap of US$8.5 billion, the market value for the added company used is US$8.5 billion.

For most S&P indices, there are a few dates during the year when IWFs and share counts are updated. (Typically small changes in shares outstanding are reflected in indices once a quarter to avoid excessive changes to an index.) The revisions to the divisor resulting from these are calculated and a new divisor is determined.

Corporate Action Related Changes. There are a large range of different corporate actions ranging from routine share issuances or buy backs to unusual events like spin-offs or mergers. These are listed on the table below with notes about the necessary changes and whether the divisor is adjusted.

Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines the divisor adjustment.	Yes

Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes

Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No

Spin-off	If the spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (i.e., the value of the spun-off unit).	Yes

Spin-off	Spun-off company added to the index, no company removed from the index.	No

Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes

Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes

Special Dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes

Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

Historical Data on the Index

The following table sets forth the closing level of the Index at the end of each month in the period from January 2003 through September 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On October 6, 2008, the closing level of the Index was 1,056.89.

	2003	2004	2005	2006	2007	2008
January	855.70	1,131.13	1,181.27	1,280.08	1,438.24	1,378.55
February	841.15	1,144.94	1,203.60	1,280.66	1,406.82	1,330.63
March	848.18	1,126.21	1,180.59	1,294.83	1,420.86	1,322.70
April	916.92	1,107.30	1,156.85	1,310.61	1,482.37	1,385.59
May	963.59	1,120.68	1,191.50	1,270.09	1,530.62	1,400.38
June	974.50	1,140.84	1,191.33	1,270.20	1,503.35	1,280.00
July	990.31	1,101.72	1,234.18	1,276.66	1,455.27	1,267.38
August	1,008.01	1,104.24	1,220.33	1,303.82	1,473.99	1,282.83
September	995.97	1,114.58	1,228.81	1,335.85	1,526.75	1,166.36
October	1,050.71	1,130.20	1,207.01	1,377.94	1,549.38
November	1,058.20	1,173.82	1,249.48	1,400.63	1,481.14
December	1,111.92	1,211.92	1,248.29	1,418.30	1,468.36

The following graph sets forth the monthly historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculation agent, the holders of the Notes or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this index supplement or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this index supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, entities that are classified as partnerships, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

Tax Treatment of the Notes if Maturity is One Year or Less

The following discussion applies if the Notes, at the time of issuance, have a maturity of one year or less (“Short Term Notes”).

Cash Method U.S. Holders. The amount payable at maturity with respect to a Short-Term Note in excess of the principal amount thereof, if any, should generally be includible in income by a U.S. Holder who uses the cash method of tax accounting as ordinary interest on the date the amount payable at maturity is received by the U.S. Holder. Upon the sale or exchange of a Short-Term Note prior to maturity, a U.S. Holder who uses the cash method of accounting generally should recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s tax basis in the Short-Term Note. Such a U.S. Holder’s tax basis in a Short-Term Note generally should equal such U.S. Holder’s initial investment in the Short-Term Note. Such gain or loss generally would be short-term capital gain or loss. However, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of such sale or exchange.

Accrual Method U.S. Holders. U.S. Holders who use the accrual method of tax accounting, and certain other U.S. Holders including banks and dealers in securities, should be required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Short-Term Note. Upon maturity of a Short-Term Note, to the extent that the actual yield on the Short-Term Note (i.e., the Redemption Amount) differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount (or as an ordinary loss). Upon the sale or exchange of a Short-Term Note prior to the maturity date, a U.S. Holder who uses the accrual method of accounting generally should recognize short-term capital gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the Short-Term Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in the Short-Term Note increased by any original issue discount included in income by the U.S. Holder.

Tax Treatment of the Notes if Maturity is More Than One Year

The following discussion applies if the Notes, at the time of issuance, have a maturity of more than one year (“Long-Term Notes”).

Long-Term Notes will be treated as contingent payment debt instruments. On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as Long-Term Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to Long-Term Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale or exchange of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Long-Term Notes, ML&Co. has determined that the projected payment schedule for the Long-Term Notes will consist of a projected cash payment on the maturity date (i.e., the Redemption Amount) of an amount equal to $         per unit of the Long-Term Notes (the “Projected Redemption Amount”). This represents an estimated yield on the Long-Term Notes equal to     % per annum, compounded semi-annually. Accordingly, during the term of the Long-Term Notes, a U.S. Holder of a Long-Term Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Long-Term Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Long-Term Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Long-Term Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Long-Term Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Long-Term Note’s adjusted issue price will equal the Long-Term Note’s issue price (i.e., $10 principal amount per unit of a Long-Term Note), increased by the interest previously accrued on the Long-Term Note. On the maturity date of a Long-Term Note, in the event that the actual cash payment on the maturity date (the “Actual Redemption Amount”) exceeds $         per unit of the Long-Term Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $         per unit of the Long-Term Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount is less than $         per unit of the Long-Term Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $         per unit of the Long-Term Notes) exceeds the Actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Long-Term Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Redemption Amount (i.e., $         per unit of the Long-Term Notes) in excess of the Actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Long-Term Note at a price that differs from the adjusted issue price of the Long-Term Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustment to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Long-Term Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Long-Term Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Long-Term Note generally will equal the U.S. Holder’s initial investment in the Long-Term Note increased by any interest previously included in income with respect to the Long-Term Note by the U.S. Holder. Any taxable gain would be treated as ordinary income. Any taxable loss will generally be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Long-Term Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Long-Term Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

All prospective investors in the Long-Term Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Long-Term Notes. Investors in the Long-Term Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Long-Term Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Long-Term Notes) will have been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Long-Term Notes), and will be neither a prediction nor a guarantee of what the Actual Redemption Amount will be, or that the Actual Redemption Amount will even exceed the principal amount of the Long-Term Notes.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each $10 principal amount per unit of the Long-Term Notes during each accrual period over an assumed term of approximately one year and one day for the Long-Term Notes based upon a hypothetical projected payment schedule for the Long-Term Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 5.7725% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Long-Term Notes as if the Long-Term Notes had been issued on October 2, 2008 and were scheduled to mature on October 3, 2009. The following table is for illustrative purposes only. The actual projected payment schedule for the Long-Term Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by ML&Co. in connection with the issuance of the Long-Term Notes if the Long-Term Notes have a maturity of more than one year and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) at that time. The actual projected payment schedule for any Long-Term Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement made available to investors in connection with the initial sale of the Long-Term Notes.

Accrual Period	Interest deemed to accrue on Long-Term Notes during accrual period (per unit)	Total interest deemed to have accrued on Long-Term Notes as of end of accrual period (per unit)
October 2, 2008 through April 3, 2009	$0.2894	$0.2894
April 4, 2009 through October 3, 2009	$0.2970	$0.5864

Hypothetical Projected Redemption Amount = $10.5864 per unit of the Long-Term Notes

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”) generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase or carry the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be  made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 28, 2008 and March 30, 2007 and the three-month and six-month periods ended June 27, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 28, 2008 (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), and June 27, 2008 (which report included explanatory paragraphs related to the restatement discussed in Note 16 to the condensed consolidated interim financial statements and a number of transactions subsequent to the balance sheet date which are expected to have a material impact on the interim financial statements for the three and nine month periods ended September 26, 2008 discussed in Note 18 to the condensed consolidated interim financial statements), and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-15
Calculation Agent	PS-7
Conditional Supplemental Payment	PS-4
Index	PS-3
Index Business Day	PS-4
Market Disruption Event	PS-12
Notes	PS-12
Pricing Date	PS-1
Redemption Amount	PS-4
Starting Value	PS-4
Threshold Level	PS-4
Threshold Payment	PS-4
successor index	PS-14
Valuation Date	PS-4

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Conditional Participation Notes

Linked to the S&P 500® Index

due November      , 2009

(the “Notes”)

$10.00 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

October      , 2008